Demeter Advisory Group, LLC

Annual Audit Report

December 31, 2022

ERNST WINTTER & ASSOCIATES LLP
Certified Public Accountants

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SEC FILE NUMBER
8-67919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Demeter Advisory Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1435 West Ave Apt #1
(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jodi Korb	415-336-4587	Korb@demeteradvisorygroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jeff Menashe** , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Demeter Advisory Group, LLC** , as of **December 31** , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

SHAILYN ENCARNACION
Notary Public
State of Florida
Comm# HH212312
Expires 1/2/2026

Signature: _____

Title: **CEO** _____

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Demeter Advisory Group, LLC

December 31, 2022

Table of Contents

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Statement of Income   3

Statement of Changes in Member's Equity   4

Statement of Cash Flows   5

Notes to the Financial Statements   6

Supplemental Information

    Schedule I: 12

        Computation of Net Capital Under Rule 15c3-1
          of the Securities and Exchange Commission

        Reconciliation with Company's Net Capital Computation

    Schedule II: 13

        Computation for Determination of Reserve Requirements
          Under Rule 15c3-3 of the Securities and Exchange Commission

        Information Relating to Possession or Control Requirements
          Under Rule 15c3-3 of the Securities and Exchange Commission

Review Report of Independent Registered Public Accounting Firm   14

SEA 15c3-3 Exemption Report   15

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Demeter Advisory Group, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 5 to the financial statements, a prior period adjustment was made to correct an error related to investment banking fees earned in the prior year. Our opinion is not modified with respect to that matter.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Demeter Advisory Group, LLC's auditor since 2008.
Walnut Creek, California
February 13, 2023

Demeter Advisory Group, LLC

Statement of Financial Condition

December 31, 2022

Assets		
Cash	$	196,271
Prepaid expenses		4,035
Total Assets	$	200,306
Liabilities and Member's Equity		
Accrued expenses	$	21,162
Deferred revenue		50,000
Total Liabilities		71,162
Member's Equity		129,144
Total Liabilities and Member's Equity	$	200,306

see accompanying notes

Demeter Advisory Group, LLC

Statement of Income

For the Year Ended December 31, 2022

Revenue	
Investment banking fees	$ 7,504,437
Other income	117,910
Total Revenue	7,622,347
Expenses	
Professional fees	27,900
Regulatory fees	26,142
Other operating expenses	4,310
Total Expenses	58,352
Net Income	$ 7,563,995

Demeter Advisory Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2022

Member's Equity, January 1, 2022, as previously reported	$	402,496
Prior period adjustment (see Note 5)		250,000
Member's Equity, January 1, 2022, restated	$	652,496
Contributions		50,000
Distributions		(8,137,347)
Net income		7,563,995
Member's Equity, December 31, 2022	$	129,144

Demeter Advisory Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash Flows from Operating Activities		
Net income	$	7,563,995
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Options received as payment on a contract		(474,437)
Adjustment in unit valuation for options		(117,910)
(Increase) decrease in:		
Accounts receivable		250,000
Prepaid expenses		(362)
Increase (decrease) in:		
Accrued expenses		11,420
Net Cash Provided by Operating Activities		7,232,706
Cash Flows from Financing Activities		
Contributions		50,000
Distributions		(7,545,000)
Net Cash Used in Financing Activities		(7,495,000)
Net Decrease in Cash		(262,294)
Cash at beginning of year		458,565
Cash at End of Year	$	196,271
Noncash Investing and Financing Activities:		
Options distributed to the member	$	592,347

see accompanying notes

5

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2022

1. Organization

Demeter Advisory Group, LLC (the "Company") was organized as a California limited liability company in March 2008, and converted to a Florida limited liability company in December 2022. The Company is owned by its sole member, Demeter Group Holdings, LP ("DGH"), and currently operates in Miami Beach, FL. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer registered with the Securities and Exchange Commission and engages in mergers and acquisitions and private placement advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of December 31, 2022, there were no cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. As of December 31, 2022, there were no receivables and no allowance was deemed necessary.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. At December 31, 2022, the Company has no assets or liabilities that are required to be adjusted to fair value on a recurring basis.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue sourced from California. The Company is no longer subject to examination by taxing authorities for tax years before 2018.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2022

3. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price").

In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. Noncash consideration is reflected in the transaction price at its fair value measured at contract inception unless determined to be variable consideration. When the fair value cannot be easily determined, the transaction price is the estimated selling price of the promised goods or services.

The following provides detailed information on the recognition of revenue from contracts with customers:

Investment Banking Fees
Success fees from merger and acquisition engagements are typically calculated as a fixed percentage of the aggregate variable consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction). Success fees include noncash consideration for options received as compensation on a contract that were recognized at the estimated fair market value using the Black Scholes options pricing model. Advisory fees are fixed fees, commencing upon closing of certain financing transactions and provided on an ongoing basis over a given time period or until a specified event occurs, and recognized on a monthly basis as the services are provided. Retainer fees from merger and acquisition engagements are fixed fees received in advance and recognized at the point in time as specified in the engagement letter or when the performance in the engagement is completed (the closing date of the transaction); there were no retainer fees in 2022.

Disaggregation of Revenue
The following table presents the Company's revenue from contracts with customers by business activity for the year ended December 31, 2022:

Revenue from contracts with customers:	
Investment banking fees – success fees	$ 7,394,437
Investment banking fees – advisory fees	110,000
Total	$ 7,504,437

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2022

3. Revenue from Contracts with Customers *(continued)*

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. The Company had receivables related to revenue from contracts with customers of $250,000 and $0 at January 1, 2022 and December 31, 2022, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to advisory fees and retainer fees received in investment banking engagements. Deferred revenue related to contracts with customers totaled $50,000 at both January 1, 2022 and December 31, 2022.

Contract Costs

Direct costs associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2022, there were no reimbursable expenses and reimbursed expense income, or capitalized contract costs.

4. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3   Unobservable inputs.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2022

4. **Fair Value Measurements** *(continued)*

Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used that could significantly affect the results of current or future value.

In determining the appropriate levels, the Company performed a detailed analysis of its assets and liabilities. At year end and for the year ended December 31, 2022, there were no assets or liabilities for which the fair value needed to be measured.

Changes in instruments for the year ended December 31, 2022
The following table summarizes the activity for securities measured at fair value on a recurring basis for the year ended December 31, 2022:

	Level 1	Level 2	Level 3	Total
Balance at January 1, 2022	$ -	$ -	$ -	$ -
Options received as income	-	-	474,437	474,437
Appreciation of options	-	-	117,910	117,910
Distribution of options	-	-	(592,347)	(592,347)
Total assets at fair value	$ -	$ -	$ -	$ -

The Company generally values options in private operating companies using the Black-Scholes option pricing model, which takes into account the contract terms (including the strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices and interest rates). Quantitative information about the Company's Level 3 fair value measurements of its options as of December 31, 2022 is provided below. The table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Company's fair value measurements.

Assets	Fair Value as of December 31, 2022	Valuation Techniques	Inputs	Range of Inputs
Options	$ -	Income approach option pricing model	Time value, volatility, equity prices, and interest rates	Not applicable

5. **Prior Period Adjustment**

During 2022, the Company made a correction for a contract that was not accounted for in 2021. The Company determined it had satisfied the performance obligations for the contract during 2021. As a result, accounts receivable and retained earnings were increased by $250,00 on January 1, 2022. The prior period adjustment had no effect on computed net capital at December 31, 2022 or 2021.

6. **Related Party Transactions**

The Company has an expense sharing agreement with DGH. DGH provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate DGH. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2022

7. **Risk Concentration and Contingencies**

    For the year ended December 31, 2022, 86% of investment banking fees were earned from one client.

    At various times during the year, the Company's cash balances may exceed the FDIC insured limit. The Company has not experienced any losses.

8. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $125,109, which exceeded the requirement by $120,109.

9. **Subsequent Events**

    The Company has evaluated subsequent events through February 13, 2023, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Demeter Advisory Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2022

Net Capital		
Member's equity	$	129,144
Less: Non-allowable assets		
Prepaid expenses		4,035
Net Capital	$	125,109
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $71,162 or $5,000, whichever is greater		5,000
Excess Net Capital	$	120,109

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2022)

There were no material differences noted in the Company's net capital

computation at December 31, 2022.

see accompanying notes.

Demeter Advisory Group, LLC
Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2022

The Company engages in merger and acquisition advisory services, and private placement of securities. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 but is not subject to the requirements as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Demeter Advisory Group, LLC (the "Company") identified that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: mergers and acquisitions advisory services and private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 13, 2023



SEA 15c3-3 Exemption Report

Demeter Advisory Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services; (2) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

Demeter Advisory Group, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeff Menashe

Title: Chief Executive Officer

Date: 01/05/2023